Exhibit 99.1

Cango Inc. Announces Receipt of a Preliminary Non-Binding Letter of Intent and Formation of Special Committee

SHANGHAI, March 14, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that its Board of Directors (the “Board”) recently received a preliminary non-binding letter of intent (the “Letter of Intent”) from Enduring Wealth Capital Limited, a company established in the British Virgin Islands (“EWCL”) expressing its non-binding intent to obtain control of the Company through the following proposed transactions: (i) EWCL proposes to acquire 10,000,000 Class B ordinary shares of the Company from the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”) at a purchase price in cash to be agreed among the parties, (ii) the Company is proposed to take necessary corporate actions to ensure that the shares to be acquired by EWCL will continue to be entitled to 20 votes per share, (iii) the Founders are proposed to voluntarily convert all of the remaining Class B ordinary shares held by them into Class A ordinary shares with one vote per share and to resign from the Board and all senior management positions at the Company, and (iv) the Board and management team of the Company are proposed to be restructured in such manner as requested by EWCL. EWCL also proposed that the Company should dispose of its existing business in the PRC, and EWCL would be happy to introduce a potential buyer, to facilitate the growth of the Company’s business outside China, in particular, the Company’s new crypto mining business, and should make a filing with the China Securities Regulatory Commission (“CSRC”) for the termination of the Company’s status as a “China Concept Stock” subject to CSRC’s jurisdiction. The transactions proposed in the Letter of Intent are collectively referred to as the “Proposed Transactions.”

According to the Letter of Intent and information provided by EWCL, Mr. Andrea Dal Mas (“Mr. Dal Mas”), Mr. Peng Yu (“Mr. Yu”) and Ms. Anggun Mulia Fortunata are the directors of EWCL; Mr. Dal Mas and Mr. Yu are the key decision makers of EWCL in connection with the Proposed Transactions; Mr. Dal Mas has vast experiences in and deep knowledge of the blockchain ecosystem, as well as bitcoin and other crypto-related investments; and Mr. Yu is a seasoned and accomplished finance professional with extensive experience in investment management and asset management.

On March 14, 2025, the Board resolved to form a special committee consisting of its three independent directors, Mr. Chi Ming Lee, Mr. Dongsheng Zhou and Mr. Rong Liu, to assess and consider the Letter of Intent and the Proposed Transactions and, if the special committee decides to pursue any of the Potential Transactions, to negotiate the terms and conditions thereof. The special committee is expected to retain independent legal and financial advisors in due course to assist it in evaluating the Proposed Transactions.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has not had an opportunity to carefully review or evaluate the proposals set forth in the Letter of Intent or perform sufficient due diligence on EWCL and its directors, or make any decision with respect to the Company’s response to the proposals. There can be no assurance that any definitive action will be taken, that any definitive agreement will be executed relating to the Proposed Transactions, or that these or any other transactions will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Headquartered in Shanghai, China, Cango has deployed its mining operation across strategic locations including North America, Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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